CONSENT

OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated August 26, 2025, with respect to the balance sheets of Frontieras North America as of September 30, 2024, and 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended September 30, 2024 and 2023 and the related notes to the financial statements, which report appears in the Offering Circular that is a part of this Offering Statement. Our opinion does not cover any subsequent events from the date of our report date i.e. August 26, 2025, until the date of this letter that might have an impact on the financial statements.

SetApart Accountancy Corp

October 30, 2025

Calabasas, California